December 2, 2010

‘CORRESP’

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20249

Attention:	Patrick Gilmore, Accounting Branch Chief David Edgar, Staff Accountant

Re:	IceWEB, Inc. (the “Company”) Form 10-K for the fiscal year ended September 30, 2009 Form 10-Q for the Quarterly Period June 30, 2010 Filed August 16, 2010 File No. 000-27865

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated November 18, 2010. Below are the Company’s responses to such comments, which such responses are numbered consistent with the staff’s numbered comments.

Form 10-K for the Fiscal Year Ended September 30, 2009

Notes to Consolidated Financial Statements

Note 12 - Stockholders’ Deficit

B) Series B Convertible Preferred Stock, page 41

1.

We note your response to prior comment 1 that 25,000 shares issued in connection with the Series B Convertible Preferred Stock currently remains outstanding which includes the provision that adjusts the exercise price of the warrants if you issue securities at an effective price less than the exercise price of the warrant.  Please confirm that the remaining 8,117,100 warrants outstanding as of June 30, 2010 do not include a similar provision.

RESPONSE:  The Company hereby confirms that remaining 8,117,100 warrants outstanding as of June 30, 2010 do not provide a similar provision which provides for the adjustment of the exercise price of the warrants if we issue securities at an effective price less than the exercise price of the warrant.

Note 14 - Acquisitions and Dispositions, page 51

2.

We note your response to prior comment 2 that IceWEB Virginia, Inc. (IceWEB Virginia) is not clearly distinguishable, either operationally or for financial reporting purposes, from the rest of the entity and that you believe your operations meet the requirements for aggregation as stated in ASC 280-10-50 (SFAS 131).  However, we note in your Form 8-K filed on April 15, 2009, you presented pro forma financial information that reflected the balance sheets and statements of operations of IceWEB Virginia being excluded from the consolidated company’s balance sheets and statements of operations.  Additionally, even though you believe you meet the aggregation criteria as stated in ASC 280-10-50-11, this guidance relates only to the disclosure requirements for segment reporting.  Note that the glossary definition of a component of an entity as referenced in ASC-205-20-45-1 may include segment, a reporting unit, a subsidiary, or an asset group.  Furthermore, we note that the products and services provided by IceWEB Virginia were different from the products and services provided by the remainder of the company.  As a result of the above information, please tell us how you complied with the guidance in ASC 205-20-45-1 in not presenting the sale of IceWEB Virginia as a discontinued operation.

RESPONSE:  In accordance with ASC 205-20-45-1, a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.  The Company has historically operated as a 15 to 20 person monolithic entity with a single decision-maker and a common sales and operations staff performing functions across all product and service lines operated by the Company. Therefore a separate component of the entity is not clearly distinguishable, either operationally or for financial reporting purposes, from the rest of the entity.

Based on our understanding of the requirements of ASC 205-20-45-1 we believe that we are not required to present the sale of IceWEB Virginia as discontinued operations.  However, in order to report our results consistent with the presentation of discontinued operations for the sale of our IceWEB Virginia subsidiary, we agree to prospectively report discontinued operations in our September 30, 2010 Form 10-K and include in our amended S-1 filing a presentation of our Form 10-K for fiscal year 2009 amended to present discontinued operations in our consolidated statement of operations and related information.

Form 10-Q for the Quarterly Report Ended June 30, 2010

Note 1 - Nature of Business

Purchase of Interest in VOIS Inc., page 9

3.

We have reviewed your response to prior comment 3 and note that as of the date hereof, VOIS Inc. (VOIS) has not integrated access to certain of the company’s products and services.  However, at the time you acquired the 16% interest in VOIS, in addition to the cash paid, you provided access to these products and services as additional consideration for the 16% interest.  We reissue part of our previous comment to tell us how you accounted for this additional consideration, including the accounting literature relied on, and how you determined the fair value of these products and services.

RESPONSE:  We performed an analysis of the value of the additional consideration using a discounted cash flow approach and determined that the net present value of the additional consideration had a net present value of less than $6,000 to the Company, and therefore was immaterial.  To reach this conclusion, we estimated revenues and cash flows over a 36 month period, and a used a discount rate of 10%.  Our analysis included consideration of the appropriate accounting pronouncements, including Statement of Financial Accounting Concepts No. 7 - Using Cash Flow Information and Present Value in Accounting Measurements.

4.

We also note in your response that you are accounting for the investment in VOIS common stock in accordance with ASC 320-10.  We further note that the company and the company’s Chief Executive Officer, John Signorello, own a significant amount of VOIS’ common stock and that Mr. Signorello holds voting and dispositive control over the VOIS shares owned by the company.  Please tell us how you considered whether the company had the ability to exercise significant influence over the operating and financial policies of VOIS and how you considered accounting for this investment under the equity method of accounting based on the guidance in ASC 323-10-15.  Additionally, tell us how you considered the guidance in ASC 810-10 in determining whether to consolidate VOIS with the company.

RESPONSE:  ASC 323-10-15 clarifies the criteria for applying the equity method of accounting for investments of 50% or less of the voting stock of an investee enterprise.  The Company’s investment in VOIS represented less than a 20% ownership of VOIS at the time of the investment.  VOIS’ management has operated in complete independence from the Company and Mr. Signorello.  In addition, the ability to exercise significant influence over operating and financial policies of an investee may be indicated in several ways, including the following:

a.	Representation on the board of directors

b.	Participation in policy-making processes

c.	Material intra-entity transactions

d.	Interchange of managerial personnel

e.	Technological dependency

f.

Extent of ownership by an investor in relation to the concentration of other shareholdings (but substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor).

The Company and Mr. Signorello do not have board representation with VOIS.  While it was initially anticipated that the Company and Mr. Signorello would each designate board members, there was no contractual right permitting either party to do so.  Subsequent to their respective investments, neither party has designated a board representative, and they have not participated in the policy-making process of VOIS.  The Company has not engaged in any intra-entity transactions with VOIS.  Furthermore, there is no technological dependency between the Company and VOIS.

With respect to ASC 810-10, there were no intercompany transactions, and the Company’s ownership interest of VOIS has always been less than 20%.  The ownership interest of VOIS as of December 1, 2010 is approximately 5.96%.

In addition, as previously advised, while Mr. Signorello holds voting and dispositive control over the VOIS shares owned by us by virtue of his position as CEO of the Company, subject to Board direction, Mr. Signorello disclaims beneficial ownership of the VOIS shares owned by the Company.  The Company has never viewed its interest in VOIS as being aggregated together with Mr. Signorello‘s in any manner.  In an effort to further reinforce the distinction of Company’s investment in VOIS from Mr. Signorello‘s personal investment given Mr. Signorello‘s position with the Company, the Company’s Board of Directors has adopted a resolution which provides that the Company’s independent directors will make the determination as to the Company’s voting on any matters brought before the VOIS shareholders.  A copy of the form of resolution is attached hereto as Exhibit A.

5.

You state in your response that Mr. Signorello and Mr. Robert Druzak, a member of the company’s board of directors, purchased 27% and 22% respectively of VOIS’ outstanding common stock from a former officer and director of VOIS for nominal consideration.  We also note that the consideration paid by the company to acquire a 16% interest in VOIS was less than the fair market value of VOIS’ common stock at the time of the transaction.  Tell us the economic reasons that VOIS and the former officer and director of VOIS sold such common stock for less than fair market value and tell us whether there are any other formal or informal agreements between these parties that are not currently disclosed, including any funding arrangements.

RESPONSE:  The Company was able to negotiate a purchase price less than the then trading price of VOIS’ common stock based upon the illiquid nature of the investment and the lack of any other willing purchasers for VOIS securities.  In the months leading up to the private sales between the former officers and directors of VOIS and Messrs. Signorello and Druzak, one of these individuals, the former CEO, was diagnosed with a very serious medical condition which prevented him from devoting any time to VOIS or any of his other ventures.  As a result of the former CEO’s sudden and serious health issues, the other executive officer and director of VOIS who was also the former CEO’s partner in a number of other, unrelated investments, was required to focus his time and attention on personal matters involving the former CEO and their other business ventures and likewise did not have the time to devote to VOIS.  Both of the former officers and directors of VOIS are high net worth individuals and, while these sales to Mr. Signorello and Druzak were at a loss from their original investments, both individuals determined that it was in their overall best interest to extricate themselves from VOIS to focus on more pressing issues resulting from the former CEO’s medical condition.  There are no formal or informal agreements between the Company and VOIS that are not currently disclosed, including funding arrangements.

If you have any questions regarding the foregoing, please call the undersigned at (571) 287-2405 or James M. Schneider, Esq. at (561) 362-9595.

Very truly yours,

/s/ Mark B. Lucky
Mark B. Lucky

cc:	Mitch Pruzansky, Partner, Sherb and Co., LLP James M. Schneider, Esq., Schneider Weinberger & Beilly LLP

Exhibit A

WRITTEN CONSENT OF THE BOARD OF DIRECTORS

OF

ICEWEB, INC.

The undersigned, being all of the members of the Board of Directors of Iceweb, Inc., a Delaware corporation (the "Corporation"), hereby adopt the following resolutions by written consent in lieu of a meeting pursuant to the provisions of Section 141 of the Delaware General Corporations Law.

WHEREAS, in November 2009 the Corporation purchased 160,000,000 shares of the common stock of VOIS Inc. (“VOIS”) from that entity in a private transaction for an aggregate purchase price of $48,000.

WHEREAS, in an unrelated transaction, Mr. John R. Signorello purchased 225,000,000 shares of VOIS from one of its executive officers and directors for nominal consideration.

WHEREAS, by virtue of his position as the Corporation’s Chief Executive Officer, Mr. Signorello has held voting and dispositive control of the VOIS shares held by the Corporation, subject to Board discretion, however he disclaims beneficial ownership interest over those securities.

WHEREAS, to ensure that Mr. Signorello is not placed in a position of a potential conflict of interest with respect to his personal investment in VOIS, the Board of Directors deems it advisable and in the Corporation’s best interest to adopt enhanced corporate governance policies with respect to the VOIS interest.

NOW, THEREFORE, BE IT RESOLVED, that the determination of how to vote the shares of common stock of VOIS owned by the Corporation upon any matter submitted to a vote of VOIS’ shareholders shall be made by the decision of a majority of the Corporation’s independent directors.

Dated:  November 22, 2010

/s/ John R. Signorello

John R. Signorello, Director

/s/ Hal Compton

Hal Compton, Director

/s/ Raymond H. Pirtle

Raymond H. Pirtle, Jr., Director

/s/ Joseph Druzak

Joseph Druzak, Director

/s/ Jack Bush

Jack Bush, Director

/s/ Harry E. Soyster

Harry E. Soyster, Director